DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Angela Connell, Senior Staff Accountant
Division of Corporation Finance

September 1, 2014

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2013
Filed March 20, 2014
Form 6-K Filed July 29, 2014
File No. 001-15242

Dear Ms. Connell,

We have received your letter, dated August 27, 2014, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2013 and our Form 6-K filed July 29, 2014.

We have allocated the specific topics to our subject matter experts and will ensure that we provide you with the requested information in due course. Nevertheless, we would like to request an extension of the comment period due to holiday season-related staff absences. If you agree to this request, we will respond to your letter on or before Thursday September 25, 2014.

Should you have any questions or comments, please feel free to contact me (ph: +49(69)910-31183; fax: +49(69)910-39741; e-mail: karin.dohm@db.com).

Yours sincerely

Deutsche Bank Aktiengesellschaft

/s/ Karin Dohm

Karin Dohm

Chief Accounting Officer, Head of Group External Reporting and Accounting Policy and Advisory Group